Division of Corporation Finance
December 13, 2010

LETTERHEAD OF ALTERNATIVE ENERGY SOLUTIONS, INC.

December 13, 2010

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:	Edward M. Kelly, Esq.
Terrence B. O’Brien
Dietrich A. King, Esq.
Tracey L. Houser

Re:	Alternate Energy Solutions, Inc., formerly The Forsythe Group Two, Inc.
Amendment No. 2 to Current Report on Form 8-K dated July 27, 2010 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2010
Filed November 22, 2010
File No. 0-53107

Ladies and Gentlemen:

This letter sets forth the responses of Alternate Energy Solutions, Inc. ("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2010 (the "Comment Letter") concerning the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the “September 2010 10-Q”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein are to Amendment No. 1 to the September 2010 10-Q ("Amendment No. 1"), which is being filed with the Commission on the date hereof.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Division of Corporation Finance
December 13, 2010

Item 4(T). Controls and Procedures, page 7

Please tell us, with a view toward disclosure, why your chief executive officer concluded that your disclosure controls and procedures were ineffective as of September 30, 2010 and what steps, if any, you have taken or are taking to ensure that your disclosure controls and procedures are effective in the current and subsequent periods.

Response:

In response to the Staff’s comment, we revised Item 4(T) in Amendment No. 1 to read as follows:

“Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer, or PEO, who also serves as our and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined) in Exchange Act Rules 13a – 15(c) and 15d – 15(e)).  Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our PEO does not expect that our disclosure controls or internal controls will prevent all error and all fraud.  Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and our principal executive and financial officer have determined that our disclosure controls and procedures are effective at doing so, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented if there exists in an individual a desire to do so.   There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Division of Corporation Finance
December 13, 2010

Furthermore, smaller reporting companies face additional limitations.  Smaller reporting companies employ fewer individuals and find it difficult to properly segregate duties.  Often, one or two individuals control every aspect of the Company's operation and are in a position to override any system of internal control.  Additionally, smaller reporting companies tend to utilize general accounting software packages that lack a rigorous set of software controls.

Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.   We have identified the following material weaknesses:

•
As of September 30, 2010, we did not maintain effective controls over the control environment. Specifically, we have not developed and effectively communicated to our employees its accounting policies and procedures.  This has resulted in inconsistent practices.  Further, the Board of Directors does not currently have any independent members and no director qualifies as an audit committee financial expert as defined in Item 407(d)(5)(ii) of Regulation S-B.  Since these entity level programs have a pervasive effect across the organization, management has determined that these circumstances constitute a material weakness.

•
As of September 30, 2010, we did not maintain effective controls over financial statement disclosure. Specifically, controls were not designed and in place to ensure that all disclosures required were originally addressed in our financial statements.  Accordingly, management has determined that this control deficiency constitutes a material weakness.

•
As of September 30, 2010, we did not maintain effective controls over financial reporting.  Specifically controls were not designed and in place to ensure that the financial impact of certain complex equity transactions were appropriately and correctly reported.  The transactions were identified by the auditors and calculated and reported correctly as of September 30, 2010.

This control deficiency could result in a misstatement in the aforementioned reporting that would result in a material misstatement to our annual or interim financial statements that would not be prevented or detected.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting through the date of this report or during the quarter ended September 30, 2010, that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Division of Corporation Finance
December 13, 2010

Corrective Action

We will continue to work with the experienced third party accounting firm in the preparation and analysis of our interim and financial reporting to ensure compliance with generally accepted accounting principles and to ensure corporate compliance.”

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at (678) 489-6055.

Very truly yours,
/s/ Kenneth Rakestraw
Kenneth Rakestraw
President